

PROOF SERVICES, LLC

NEW YORK, NEW YORK

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70450

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/01/2021_____ AND ENDING _____12/31/2021_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Proof Services, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_287 Park Ave S #515_____
(No. and Street)

_New York_____ NY_____ 10010_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_Dan Aisen_____ 240-418-2486_____ dan@prooftrading.com____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Assurance Dimensions_____
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

_____4/13/2010_____ _____ 5036_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Dan Aisen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Proof Services , LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

—see Attached—

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego



Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2022, by Daniel Aisen,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. CONRAD
Notary Public - California
San Diego County
Commission # 2371659
My Comm. Expires Aug 20, 2025

(Seal) Signature [signature]

PROOF SERVICES, LLC

NEW YORK, NEW YORK

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CONTENTS



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **Proof Services, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Proof Services, LLC** as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Proof Services, LLC** as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Proof Services, LLC's** management. Our responsibility is to express an opinion on **Proof Services, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Proof Services, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Statement of Exemption from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021, and Schedule III, Statement on Exemption Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 ("supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of **Proof Services, LLC's** financial statements. The supplemental information is the responsibility of **Proof Services, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules noted above, as of December 31, 2021, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Proof Services, LLC's** auditor since 2020.

Assurance Dimensions
Margate, Florida
February 28, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

PROOF SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

<u>ASSETS</u>

Cash	$	512,849
Deposits with clearing brokers		500,000
Receivable from brokers and dealers		10,986
Commissions receivable		536
Prepaid expenses and other assets		40,927
TOTAL ASSETS	$	1,065,298

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accounts payable	$	15,018
Accrued expenses		7,659
TOTAL LIABILITIES		22,677

MEMBER'S EQUITY

Additional paid-in capital		2,440,000
Retained earnings		(1,397,379)
TOTAL MEMBER'S EQUITY		1,042,621
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,065,298

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES		
Commissions	$	91,376
Other revenue		21
TOTAL REVENUES	$	91,397
EXPENSES		
Salaries, bonuses and benefits	$	530,907
Brokerage, exchange and clearance fees		86,570
Regulatory fees		12,975
Technology, data and communication costs		365,437
Occupancy		34,001
Travel and Entertainment		1,685
Professional fees		66,450
Other expenses		4,355
TOTAL EXPENSES	$	1,102,380
NET LOSS	$	(1,010,983)

PROOF SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - BEGINNING OF YEAR	$ 1,440,000	$ (386,396)	$ 1,053,604
Capital contribution by member	1,000,000	-	1,000,000
Net loss	-	(1,010,983)	(1,010,983)
BALANCE - END OF YEAR	$ 2,440,000	$ (1,397,379)	$ 1,042,621

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES	
Net loss	$ (1,010,983)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable from brokers and dealers	(10,986)
Commissions receivable	(536)
Prepaid expenses and other assets	(33,632)
Increase (decrease) in operating liabilities:	
Accounts payable	13,012
Accrued expenses	4,909
Due to Parent	(57,164)
TOTAL ADJUSTMENTS	(84,397)
NET CASH USED IN OPERATING ACTIVITIES	(1,095,380)
FINANCING ACTIVITIES	
Capital contributions from member	1,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,000,000
NET DECREASE IN CASH	(95,380)
CASH - BEGINNING OF YEAR	608,229
CASH - END OF YEAR	$ 512,849

See accompanying notes to the financial statements.

PROOF SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Proof Services, LLC (the "Company") is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on their books. The Company receives commissions or per share fees for transactions conducted by other broker dealers/institutions whose users employ the technologies/software offered by its parent.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

The Company commenced operations on October 16, 2019 and is a wholly-owned subsidiary of Proof Trading, Inc. (the "Parent").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains cash in a commercial checking account in a high credit quality financial institution. Balances have exceeded federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2021, the Company has $160,544 in excess of federally insured limits.

Deposits with clearing brokers

On October 20, 2020, the Company executed a fully disclosed clearing agreement with APEX Clearing Corporations ("APEX"). The Company has agreed to maintain a deposit account with APEX in the amount of $500,000 in accordance with the clearing agreement, which is held in cash in a Special Reserve account exclusively for the benefit of the Company (in accordance with the requirements of Securities Exchange Act Rule 15c3-3).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606, Revenue from Contracts with Customers.

The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services.

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides equity trade execution services and earns brokerage fees (commissions or per share fees) from its contracts with U.S. institutional asset managers such as mutual funds, hedge funds and pension funds. Fees are transaction based and are recognized at the point in time that the transaction is executed. Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or investor is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Operating Expenses

Operating expenses such as professional services fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Taxes

Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company and is treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statement. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2019.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2021, the management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluations as facts and circumstances may require.

Relevant Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates. Other accounting standards that have been issued or proposed by FASB or other standards setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2021 and February 28, 2022, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (ESA) in place with its Parent. Under the terms of the ESA, the Parent provides the Company with human capital, technology, communication and data product services. Costs that are included are allocated to the broker dealer in a fair and reasonable manner. These shared expenses include management salaries, benefits, general operational and infrastructure costs related to technology, applications, virtual mail, electronic storage, website and use of computing equipment. Data product costs are associated with data providers and linked to proprietary research platform and trading algorithm development. All these expenses are calculated monthly and allocated to the Company based on agreed upon percentages, and the Company's total reimbursements for the year amounted to $845,010 as reflected on the Statement of Operations for the period ended December 31, 2021.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

One customer's revenue comprised at 87% of the Company's revenue for the year ended December 31,2021. Moreover, account receivable balance was comprised of 95% from one customer as reported on Statement of Financial Condition as of December 31, 2021.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had regulatory net capital of $990,848 which was $890,848 in excess of its required minimum of $100,000. The Company's percent of aggregate indebtedness to net capital ratio was 2.29%.

NOTE 6 – SOFT DOLLAR ARRANGEMENTS

The Company has entered into a commission sharing agreement with Westminster Research Associates LLC in September of 2021. Westminster charges a commission percentage and provides brokerage and research products and services to authorized clients of the Company. These services might constitute eligible brokerage or research services under section 28(e) of the Securities Exchange Act of 1934, as amended ("Section 28(e)"). The Company purports that it is acting in an agent capacity in these soft dollar arrangements, since it does not control the research services before they are transferred to the authorized client.

ASC 606-10-55-38 states "an entity is an agent if the entity's performance obligation is to arrange for the provision of the specified goods or services by another party. An entity that is an agent does not control the specified goods or services provided by another party before the goods or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the other party to provide it the specified goods or service to be provided by the other party."

The Company recognizes revenue and expense on a net basis and is included in commission income. The Company recognized $4,593 of soft dollar expense for the year ended December 31, 2021.

NOTE 7 – RISK AND UNCERTAINTIES

This is the first year the Company generated $91,397 in revenue since commencing operations on October 16, 2019. Capital contributions were provided by the Parent during the year ended 2021 accounted to $1,000,000. While the Company is optimistic that it will generate sufficient revenue to fund operations, it will continue to be supported by Proof Trading Inc. through capital contributions until such time as it can independently sustain its existence.

The Company continues to monitor the impact of the COVID-19 (coronavirus) outbreak closely as new developments and challenges take place. The outbreak of COVID-19 (coronavirus) did not impact its operations, or ability to obtain financing.

PROOF SERVICES, LLC

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2021

Net Capital
   Total member's equity from the Statement of Financial Condition $ 1,042,621

   Nonallowable assets from the Statement of Financial Condition   (51,773)

   Net capital before haircuts   990,848

   Net capital $ 990,848

Total aggregate indebtedness $ 22,677

Computation of basic net capital requirement
   Net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness) $ 100,000

Excess net capital $ 890,848

Percentage of aggregate indebtedness to net capital   2.29 %

The net capital computed above and the Company's computation of net capital on its December 31, 2021 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

PROOF SERVICES, LLC

STATEMENT ON EXEMPTION FROM
THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIRMENTS UNDER RULE 15c3-3

DECEMBER 31, 2021

The Company is exempt from the requirement of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2021 without exception.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

PROOF SERVICES, LLC

STATEMENT ON EXEMPTION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2021

The Company is exempt from the requirements of Rule 15 c3-3 under the exemption provided in paragraph k(2)(ii) of Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2021 without exemption.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

PROOF SERVICES, LLC

EXEMPTION REPORT PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

Proof Services, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Proof Services, LLC

I, Dan Aisen, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: Daniel Aisen

Title: Chief Compliance Officer

See Report of Independent Registered Public Accounting Firm regarding supplementary information.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of **Proof Services, LLC**

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17A-5 of the Securities and Exchange Commission, in which (1) **Proof Services, LLC** identified the following provision of 17 C.F.R. §15c3-3(k) under which **Proof Services, LLC** claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) **Proof Services, LLC** stated that **Proof Services, LLC** met the identified exemption provision throughout the most recent fiscal year without exception. **Proof Services, LLC's** management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Proof Services, LLC's** compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
We have served as **Proof Services, LLC's** auditor since 2020.
Margate, Florida
February 28, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com